October 31, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attention: Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lexeo Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-274777

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and on behalf of the several underwriters, hereby join in the request of Lexeo Therapeutics, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern time, on November 2, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advises that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

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[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC LEERINK PARTNERS LLC STIFEL, NICOLAUS & COMPANY, INCORPORATED RBC CAPITAL MARKETS, LLC as representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name:	David Ke
Title:	Managing Director

LEERINK PARTNERS LLC

By:	/s/ Stuart Nayman
Name:	Stuart Nayman
Title:	Managing Director, Senior Legal Counsel

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Nicholas Oust
Name:	Nicholas Oust
Title:	Managing Director

RBC CAPITAL MARKETS, LLC

By:	/s/ Noël K. Brown
Name:	Noël K. Brown
Title:	Managing Director Head of US Biotechnology Investment Banking

[Signature Page to Underwriters’ Acceleration Request Letter]